FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

16 May 2017
HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

HSBC Holdings plc (the "Company") intends to issue US$3,000,000,000 6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter) (ISIN US404280BL25) (the "Securities") on 22 May 2017 (the "Issue Date").

The Securities are expected to be admitted to the Official List and to trading on the Global Exchange Market of the Irish Stock Exchange within 30 days of the Issue Date. The denominations of the Securities will be US$200,000 and integral multiples of US$1,000 in excess thereof.

The Securities are issued pursuant to an indenture dated 1 August 2014 (as supplemented and amended from time to time), as supplemented and amended by a fifth supplemental indenture (the "Securities Indenture"), which is expected to be entered into on the Issue Date. The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form F-3 (filed on 2 March 2015, as amended on 25 February 2016 and as further amended on 22 February 2017), which includes a prospectus dated 22 February 2017 (the "Base Prospectus"), and a prospectus supplement dated 15 May 2017 (the "Prospectus Supplement") in connection with the offering of the Securities. Descriptions of the terms of the Securities are qualified in their entirety by the Base Prospectus and the Prospectus Supplement, each of which is available on the SEC's website at http://www.sec.gov.

Subscription

Placing agents

HSBC Securities (USA) Inc. (the "Sole Structuring Adviser and Book Running Manager")

CIBC World Markets Corp.
Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Danske Markets Inc.
Deutsche Bank Securities Inc.
ING Financial Markets LLC
Lloyds Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
Nykredit Bank A/S
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
Société Générale
UniCredit Capital Markets LLC
Wells Fargo Securities, LLC

(the "Joint Lead Managers")

ABN AMRO Securities (USA) LLC
BBVA Securities Inc.
BMO Capital Markets Corp.
BNP Paribas Securities Corp
Commonwealth Bank of Australia
DZ Financial Markets LLC
Mizuho Securities USA LLC
Natixis Securities Americas LLC
Rabo Securities USA, Inc.
RBC Capital Markets, LLC
RB International Markets (USA) LLC
RBS Securities Inc.
SMBC Nikko Securities America, Inc.
The Williams Capital Group, L.P.
UBS Securities LLC

(together with the Sole Structuring Adviser and Book Running Manager and the Joint Lead Managers, the "Securities Managers")

Securities Terms Agreement

The Company and the Securities Sole Structuring Adviser and Book-Running Manager (on behalf of the Securities Managers) have entered into a Terms Agreement (which incorporates by reference an Underwriting Agreement - Standard Provisions) dated as of 15 May 2017 in relation to the Securities (the "Securities Terms Agreement"). Pursuant to the Securities Terms Agreement and subject to fulfilment of the conditions set out below in the section headed "Conditions precedent to the purchase", the Securities Managers have agreed severally and not jointly to purchase the respective amounts of Securities set forth in Schedule II of the Securities Terms Agreement, to be issued by the Company on the Issue Date in an aggregate principal amount of US$3,000,000,000.

Conditions precedent to the purchase

The Securities Managers' obligations to purchase and pay for the Securities on the Issue Date are subject to the satisfaction of a number of conditions as of the time of payment of the Securities (the "Closing Time"), including:

(a)  the absence of any stop order suspending the effectiveness of the Company's registration statement on Form F-3 (or pending or contemplated proceeding for such purpose);
(b)  the absence of any material adverse change in the financial condition, earnings or general affairs of the Company and its subsidiaries;
(c)  the Company's compliance in all material respects with all agreements, and satisfaction of all conditions, pursuant to the Securities Terms Agreement and the Securities Indentures;
(d)  the accuracy in all material respects of the representations and warranties of the Company contained in the Securities Terms Agreement as of the Closing Time;
(e)  the absence of a downgrade in the rating accorded to the Securities by certain rating agencies;
(f)   the absence of any change in United States ("US") or United Kingdom ("UK") taxation directly and materially adversely affecting US purchasers of the Securities or the imposition of exchange controls by the US or the UK directly and materially affecting the Company's ability to pay interest or dividends in US dollars; and
(g)  the timely filing of certain required disclosure documents with the SEC.

Subscribers

The Company intends to offer and sell the Securities to no less than six independent placees (who will be independent individual, corporate and/or institutional investors). To the best of the knowledge of the directors of the Company, information and belief, save as described in the immediately following sentence, each of the placees (and their respective ultimate beneficial owners) will be third parties independent of the Company and are not connected with the Company and its connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "SEHK") (the "Hong Kong Listing Rules")). Pursuant to a waiver granted by the SEHK from strict compliance with certain requirements of the Hong Kong Listing Rules (which waiver is described in an announcement by the Company dated 10 January 2017 and which is available on the Company's website), the Sole Structuring Adviser and Book Running Manager and HSBC Bank plc may hold Securities from time to time for the purposes of market-making transactions.

Principal terms of the Securities

The principal terms of the Securities are summarised as follows:

Issuer	The Company

Aggregate principal amount	US$3,000,000,000

Maturity date	Perpetual

Issue price	100% of the aggregate principal amount

Interest
From (and including) the Issue Date to (but excluding) 22 May 2027, the interest rate on the Securities will be 6.000% per annum. From and including each Reset Date to (but excluding) the next following Reset Date, the applicable per annum interest rate will be equal to the sum of the applicable Mid-Market Swap Rate on the relevant Reset Determination Date and 3.746%.

The "Mid-Market Swap Rate" means the rate for US dollar swaps with a five-year term commencing on the relevant Reset Date which appears on Bloomberg page "ISDA 01" (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) (the "relevant screen page") as at approximately 11:00 am (New York time) on the relevant Reset Determination Date, all as determined by the calculation agent.

If no such rate appears on the relevant screen page for such five-year term, then the Mid-Market Swap Rate will be determined through the use of straight-line interpolation by reference to two rates, one of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next shorter than the length of the actual Reset Period and the other of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next longer than the length of the actual Reset Period.

Reset date, reset determination date & reset period
22 May 2027, and each fifth anniversary date thereafter (each, a "Reset Date").

The "Reset Determination Dates" shall be the second business day immediately preceding a Reset Date.

Each period from (and including) a Reset Date to (but excluding) the following Reset Date shall be a "Reset Period".

Interest payment dates	Semi-annual on each 22 May and 22 November, commencing 22 November 2017 subject to cancellation or deemed cancellation as described in the Prospectus Supplement.

Interest cancellation
The Company will have sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date. In addition, the terms of the Securities restrict the Company from making interest payments in certain circumstances, including where the Company's distributable items or the maximum distributable amount is exceeded or the Company would not be solvent at the time of such interest payment or the Relevant Regulator orders the Company to cancel (in whole or in part) the interest otherwise payable on such interest payment date, in which case the interest payment will be deemed to have been cancelled.

Automatic conversion
If a Capital Adequacy Trigger Event occurs, then an Automatic Conversion will occur without delay (but no later than one month following the date on which it is determined such Capital Adequacy Trigger Event has occurred).

An "Automatic Conversion" is the irrevocable and automatic release of all of the Company's obligations under the Securities in consideration of the Company's issuance of the Conversion Shares to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) (on behalf of the securityholders) on the date on which the Automatic Conversion will take place, or has taken place, as applicable (such date, the "Conversion Date"), all in accordance with the terms of the Securities and the Securities Indenture.

After a Capital Adequacy Trigger Event, subject to certain conditions, the Company expects the Conversion Shares Depository to deliver to the securityholders on the settlement date (as determined pursuant to the terms of the Securities Indenture) either (i) Conversion Shares or (ii) if the Company elects, in its sole and absolute discretion, that a Conversion Shares Offer be made, the Conversion Shares Offer Consideration.

"Conversion Shares Depository" means a financial institution, trust company, depository entity, nominee entity or similar entity to be appointed by the Company on or prior to any date when a function ascribed to the Conversion Shares Depository in the Securities Indenture, is required to be performed, to perform such functions and which, as a condition of such appointment, such entity will be required to undertake, for the benefit of the securityholders, to hold the Conversion Shares (and any Conversion Shares Offer Consideration) on behalf of such securityholders in one or more segregated accounts, unless otherwise required for the purposes of the Conversion Shares Offer and, in any event, on terms consistent with the Securities Indenture.

Conversion shares & conversion price
"Conversion Shares" means the Company's ordinary shares (the "Ordinary Shares") to be issued to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) following an Automatic Conversion, which Ordinary Shares will be in such number as is determined by dividing the aggregate principal amount of the Securities outstanding immediately prior to the Conversion Date by the Conversion Price rounded down, if necessary, to the nearest whole number of Ordinary Shares.

The "Conversion Price" is fixed initially at US$3.47990 and is subject to certain anti-dilution adjustments as described below.

Assuming that there is no adjustment to the Conversion Price, the maximum number of Ordinary Shares that may be issued upon an Automatic Conversion is 862,093,738.

Ranking of conversion shares:
The Conversion Shares issued following an Automatic Conversion will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the Conversion Date, except in any such case for any right excluded by mandatory provisions of applicable law, and except that the Conversion Shares so issued will not rank for (or, as the case may be, the relevant securityholder will not be entitled to receive) any rights, distributions or payments, the entitlement to which falls prior to the Conversion Date.

Capital adequacy trigger event
A "Capital Adequacy Trigger Event" will occur if at any time the End-point CET1 Ratio is less than 7.0%. Whether a Capital Adequacy Trigger Event has occurred at any time will be determined by the Company, the Relevant Regulator or any agent of the Relevant Regulator appointed for such purpose by the Relevant Regulator.

"End-point CET1 Ratio" means, as at any date, the ratio of CET1 Capital to the Risk Weighted Assets, in each case as of such date, expressed as a percentage.

"CET1 Capital" means, as of any date, the sum, expressed in US dollars, of all amounts that constitute common equity tier 1 capital of HSBC Holdings together with its subsidiary undertakings (the "HSBC Group") as of such date, less any deductions from common equity tier 1 capital required to be made as of such date, in each case as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR (or in any successor provisions thereto or any equivalent provisions of the Relevant Rules which replace or supersede such provisions) in accordance with the Relevant Rules applicable to the Company as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term "common equity tier 1 capital" will have the meaning assigned to such term in CRD IV (as the same may be amended or replaced from time to time) as interpreted and applied in accordance with the Relevant Rules then applicable to the HSBC Group or by the PRA (or any successor entity primarily responsible for the Company's prudential supervision (the "Relevant Regulator").

"Risk Weighted Assets" means, as of any date, the aggregate amount, expressed in US dollars, of the risk weighted assets of the HSBC Group as of such date, as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR (or in any successor provisions thereto or any equivalent provisions of the Relevant Rules which replace or supersede such provisions) in accordance with the Relevant Rules applicable to the Company as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term "risk weighted assets" means the risk weighted assets or total risk exposure amount, as calculated by the Company in accordance with the Relevant Rules.

"CRD IV" means, taken together, (i) the CRR, (ii) the CRD and (iii) the Capital Instruments Regulations.

"CRR" means regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No 648/2012, as amended, supplemented or replaced from time to time and (where relevant) any applicable successor EU or UK legislation.

"CRD" means Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC as amended, supplemented or replaced from time to time, and (where relevant) any applicable successor EU or UK legislation.

"Capital Instruments Regulations" means any regulatory capital rules, regulations or standards which are applicable at any time to the Company (on a solo or consolidated basis and including any implementation thereof or supplement thereto by the UK Prudential Regulation Authority (or any successor entity) (the "PRA") from time to time) and which lay down the requirements to be fulfilled by financial instruments for inclusion in the Company's regulatory capital (on a solo or consolidated basis) as may be required by (i) the CRR and/or (ii) the CRD, including (for the avoidance of doubt) any delegated acts and implementing acts made by the European Commission (such as regulatory technical standards and implementing technical standards) and European Banking Authority guidelines all as amended from time to time and as implemented in the UK.

"Relevant Rules" means, at any time, the laws, regulations, requirements, guidelines and policies relating to capital adequacy (including, without limitation, as to leverage) then in effect in the UK including, without limitation to the generality of the foregoing, as may be required by CRD IV or Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended, supplemented or replaced from time to time ("BRRD"), or any applicable successor legislation, or any delegated or implementing acts (such as regulatory technical standards) adopted by the European Commission and applicable to the Company from time to time and any regulations, requirements, guidelines and policies relating to capital adequacy adopted by the Relevant Regulator from time to time (whether or not such requirements, guidelines or policies are applied generally or specifically to the Company or to the Company and any of the Company's holding or subsidiary companies or any subsidiary of any such holding company).

Conversion shares offer
The Company may elect, at its sole and absolute discretion, that the Conversion Shares Depository make an offer of all or some of the Conversion Shares issued in connection with the Securities to all or some of the Company's ordinary shareholders at a cash price per Conversion Share equal to the Conversion Shares Offer Price, subject to certain conditions.

The "Conversion Shares Offer Price" is fixed initially at £2.70 and is subject to certain anti-dilution adjustments as described below.

Conversion shares offer consideration
"Conversion Shares Offer Consideration" means in respect of each Security (i) if all the Conversion Shares are sold in the Conversion Shares Offer, the pro rata share of the cash proceeds from such sale attributable to such Security converted from sterling (or any such other currency in which the Ordinary Shares are denominated) into US dollars at the prevailing rate (as calculated pursuant to the Securities Indenture) as of the date that is three Depository Business Days prior to the relevant settlement date as determined by the Conversion Shares Depository (less the pro rata share of any foreign exchange transaction costs) (the "pro rata cash component"), (ii) if some but not all of the Conversion Shares are sold in the Conversion Shares Offer, (x) the pro rata cash component and (y) the pro rata share of the Conversion Shares not sold pursuant to the Conversion Shares Offer attributable to such Security rounded down to the nearest whole number of Conversion Shares, and (iii) if no Conversion Shares are sold in a Conversion Shares Offer, the relevant Conversion Shares attributable to such Security rounded down to the nearest whole number of Conversion Shares, subject in the case of (i) and (ii)(x) above to deduction from any such cash proceeds of an amount equal to the pro rata share of any stamp duty, stamp duty reserve tax, or any other capital, issue, transfer, registration, financial transaction or documentary tax that may arise or be paid as a consequence of the transfer of any interest in the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) in order for the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) to conduct the Conversion Shares Offer.

"Depository Business Day" means a day on which the Conversion Shares Depository is open for general business.

Adjustments to the conversion price and the conversion shares offer price
The Conversion Price and Conversion Shares Offer Price will be adjusted upon the occurrence of the following events: (i) a consolidation, reclassification or subdivision of the Ordinary Shares, (ii) an issuance of Ordinary Shares in certain circumstances by way of capitalisation of profits or reserves, (iii) certain issues of rights for the Ordinary Shares, (iv) an Extraordinary Dividend or (v) a Qualifying Takeover Event, in each case only in the situations and to the extent provided in the Securities Indenture.

Adjustments are not required for every corporate or other event that may affect the market price of the Conversion Shares and an Independent Financial Adviser may make modifications as it determines to be appropriate.

Optional redemption
The Securities may be redeemed in whole (but not in part) at the option of the Company in its sole discretion on any Reset Date at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled), subject to certain conditions described in the Securities Indenture.

Special event redemption
The Securities may be redeemed in whole (but not in part) at the option of the Company upon the occurrence of a Tax Event or a Capital Disqualification Event, subject to certain conditions described in the Securities Indenture. In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled).

A "Tax Event" will be deemed to have occurred if at any time the Company determines that certain detrimental tax events have occurred (as specified in the Securities Indenture) as a result of a change in, or amendment to, the laws of the UK or any political subdivision or taxing authority thereof or therein that has the power to tax (each a "taxing jurisdiction"), including any treaty to which the relevant taxing jurisdiction is a party, or a change in an official application or interpretation of those laws or regulations on or after the Issue Date, including a decision of any court or tribunal that becomes effective on or after the Issue Date.

A "Capital Disqualification Event" will be deemed to have occurred if the Company determines, at any time after the Issue Date, there is a change in the regulatory classification of the Securities that results or will result in either their (i) exclusion in whole or in part from the HSBC Group's regulatory capital (other than as a consequence of an Automatic Conversion); or (ii) reclassification in whole or in part as a form of the HSBC Group's regulatory capital that is lower than additional tier 1 capital.

Agreement with respect to the exercise of UK bail-in power
By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Securities, the Indenture or any other agreements, arrangements or understandings between the Company and any securityholder, to be bound by (a) the effect of the exercise of any UK bail-in power by the relevant UK resolution authority that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due; (ii) the conversion of all, or a portion, of the Amounts Due into the Company's or another person's ordinary shares, other securities or other obligations (and the issue to, or conferral on, the securityholder of such ordinary shares, other securities or other obligations), including by means of an amendment, modification or variation of the terms of the Securities or the Indenture; (iii) the cancellation of the Securities; and/or (iv) the amendment or alteration of the redemption date of the Securities or amendment of the amount of interest payable on the Securities, or the interest payment dates, including by suspending payment for a temporary period; and (b) the variation of the terms of the Securities or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise. Moreover, each securityholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Securities.

For these purposes, (a) "Amounts Due" are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts (as defined herein), on, the Securities. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority; (b) a "UK bail-in power" is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the UK, relating to the transposition of the BRRD or otherwise, including but not limited to the UK Banking Act 2009 and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a "regulated entity" is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies, or any comparable future definition intended to designate entities within the scope of the UK recovery and resolution regime; and (c) the "relevant UK resolution authority" is any authority with the ability to exercise a UK bail-in power.

Transfers after suspension date
On the suspension date (as determined pursuant to the terms of the Securities Indenture and which will be no later than 38 business days after the delivery of the Company's notice to DTC specifying whether to conduct the Conversion Shares Offer), the Depository Trust Company ("DTC") will block all positions relating to the Securities, which will suspend all clearance and settlement of transactions in the Securities through DTC. As a result, the securityholders will not be able to settle the transfer of any Securities through DTC following the suspension date, and any sale or other transfer of the Securities that a securityholder may have initiated prior to the suspension date that is scheduled to settle after the suspension date will be rejected by DTC and will not be settled through DTC.

Form & denominations
The Securities will be issued in the form of one or more global securities registered in the name of the nominee for, and deposited with, DTC.

The denominations of the Securities will be US$200,000 and integral multiples of US$1,000 in excess thereof.

Status
The Securities will constitute the Company's direct, unsecured and subordinated obligations, ranking equally without any preference among themselves. The Securities will be subordinated to the claims of Senior Creditors.

"Senior Creditors" means the Company's creditors (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated to the claims of the Company's unsubordinated creditors but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of the Company's other creditors, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the securityholders in a winding-up occurring prior to a Capital Adequacy Trigger Event. For the avoidance of doubt, holders of any of the Company's existing or future Tier 2 capital instruments will be Senior Creditors.

Listing	Application is expected to be made to The Irish Stock Exchange plc for the Securities to be admitted to the Official List and to trading on the Global Exchange Market.

Waiver granted by the SEHK and specific mandate for the issuance of the Securities

The Company announced on 6 March 2017 that it had applied for, and the SEHK had granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company was permitted to seek (and, if approved, utilise) an authority (the "Mandate") to issue Contingent Convertible securities ("CCSs") (and to allot Ordinary Shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20% of the Company's issued share capital.

At the 2017 annual general meeting of the Company, the shareholders of the Company approved the Mandate allowing the Company to allot Ordinary Shares or rights to subscribe for Ordinary Shares to persons other than existing shareholders in connection with the issue of CCSs up to an aggregate nominal amount of US$1,986,691,641, equivalent to approximately 20% of the Company's issued ordinary share capital as at 23 February 2017. The Mandate is effective until the Company's annual general meeting in 2018 or the close of business on 30 June 2018, whichever is the earlier, and is in addition to any general mandate granted by the shareholders at any annual general meeting of the Company to allot Ordinary Shares (for example, in the 2017 annual general meeting, the Company sought, and received from shareholders, a separate authority to allot new Ordinary Shares (or rights to Ordinary Shares) of up to an aggregate nominal amount of US$6,622,305,470, representing approximately two-thirds of the Company's issued ordinary share capital in total as at 23 February 2017, subject to certain limitations as described in the notice of the 2017 annual general meeting of the Company dated 8 March 2017). For further details, please refer to the notice of the 2017 annual general meeting of the Company dated 8 March 2017 and the announcement of the Company dated 28 April 2017 disclosing the poll results of such meeting.

As of the date of this announcement, no CCS have been issued by the Company pursuant to and out of the Mandate, and as such the remaining headroom under the Mandate is US$1,986,691,641. Assuming that there is no adjustment to the conversion price for the Securities, the aggregate nominal amount of the Ordinary Shares which may be issued upon conversion of all the Securities is US$431,046,869. Accordingly, the Securities are being issued pursuant to and out of the Mandate and the issuance of the Securities is not subject to approval by the shareholders of the Company.

Application for listing

If a Capital Adequacy Trigger Event occurs, and Ordinary Shares are issued pursuant to the conversion of the Securities, application will be made by the Company to (i) the UK Listing Authority and to the London Stock Exchange for the Ordinary Shares to be admitted to the Official List and to trading respectively, (ii) the SEHK for the listing of, and permission to deal in, the Ordinary Shares, and (iii) the New York, Paris and Bermuda stock exchanges for listing of the Ordinary Shares.

Reasons for the issuance of the Securities and use of proceeds

The Company intends to use the net proceeds from the sale of the Securities for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV.

The aggregate gross proceeds from the issuance of the Securities are expected to be US$3,000,000,000. The net proceeds from the issuance of the Securities, after the deduction of the commission to the Securities Managers, are expected to be US$2,970,000,000.

Fund raising activities in the past twelve months

The Company has not carried out any issue of equity securities during the 12 months immediately preceding the date of this announcement, save and except:

(1)     the issue of Ordinary Shares by the Company pursuant to the Scrip Dividend Scheme;

(2)     the Issuances of Ordinary Shares to Employees;

(3)     the issue of the US$2,000,000,000 6.875% Perpetual Subordinated Contingent Convertible Securities as disclosed in the announcements of the Company dated 25 May 2016 and 1 June 2016. The proceeds for such securities were intended to be used for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV, and they have been applied in full as intended.

For these purposes, "Scrip Dividend Scheme" means the scrip alternative scheme of the Company for shareholders of the Company to elect to receive dividends wholly or partly in the form of new fully-paid Ordinary Shares instead of in cash, and "Issuances of Ordinary Shares to Employees" means the issuances by the Company of Ordinary Shares to certain of its directors and employees pursuant to or in connection with the grant of share awards, share option schemes, or share saving schemes of the Company.

Effects on shareholding structure of the Company

In the event an Automatic Conversion occurs, assuming full conversion of the Securities at the initial Conversion Price takes place, the Securities will be convertible into approximately 862,093,738 Ordinary Shares representing, as at the date of this announcement, approximately 4.23% of the issued share capital of the Company and approximately 4.06% of the issued share capital of the Company as enlarged by the issue of such Conversion Shares.

The Conversion Shares issued following an Automatic Conversion will in all respects rank pari passu with the fully paid Ordinary Shares in issue on the Conversion Date, except in any such case for any right excluded by mandatory provisions of applicable law, and except that the Conversion Shares so issued will not rank for (or, as the case may be, the relevant securityholder will not be entitled to receive) any rights, distributions or payments, the entitlement to which falls prior to the Conversion Date.

The following table summarises the potential effects on the shareholding structure of the Company as a result of the issuance of the Securities (by reference to the information on shareholdings as at 11 May 2017 (being the latest practicable date prior to the release of this announcement) and in each case assuming full conversion of the Securities:

	As at 11 May 2017		Assuming the Securities are fully converted into Ordinary Shares at the initial Conversion Price
Name of Shareholders	Number of Ordinary Shares	% of total issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares

JPMorgan Chase & Co. Note 1	882,248,463	4.36	882,248,463	4.15
BlackRock, Inc. Note 2	1,309,541,922	6.49	1,309,541,922	6.17

Subscribers of the Securities	0	0	862,093,738	4.06
Other public Shareholders	18,183,238,422	89.15	18,183,238,422	85.62
Total Issued Ordinary Shares	20,375,028,807	100.00	21,237,122,545	100.00

Note:

1.          Based on a disclosure of interest filing made by JPMorgan Chase & Co. on 3 March 2017, as per the long position as at 27 February 2017.
2.          Based on a disclosure of interest filing made by BlackRock, Inc. on 1 March 2017, as per the long position as at 24 February 2017.
3.          The information in the above table is for illustrative purposes only, and it only shows the potential effects on the shareholding structure of the Company in connection with the Securities (but not any other securities issued or to be issued by the Company). The number of Ordinary Shares shown for holders of the Securities relates only to those Ordinary Shares that are or will be held by them as a result of their holding the Securities.

Investor enquiries to:
UK - Richard O'Connor	investorrelations@hsbc.com
Hong Kong - Hugh Pye	Tel: +852 2822 4908
Media enquiries to:
UK - Heidi Ashley	Tel: +44 (0) 20 7992 2045
HK - Gareth Hewett	Tel: +852 2822 4929

Disclaimers

This announcement does not constitute an offer of any securities for sale. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the US. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors.

In particular, in June 2015, the UK Financial Conduct Authority (the "FCA") published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which took effect from October 1, 2015 (the "PI Instrument"). Under the rules set out in the PI Instrument (as amended or replaced from time to time, the "PI Rules") certain contingent write-down or convertible securities (including any beneficial interests therein), such as the Securities, must not be sold to retail clients in the EEA and there must not be any communication or approval of an invitation or inducement to participate in, acquire or underwrite the Securities (or the beneficial interest in the Securities) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the EEA (in each case, within the meaning of the PI Rules), other than in accordance with the limited exemptions set out in the PI Rules.

The Company and the Underwriters are required to comply with the PI Rules. By purchasing, or making or accepting an offer to purchase, any Securities from the Company and/or the Underwriters, each prospective investor represents, warrants, agrees with and undertakes to the Company and its affiliates and each of the Underwriters and their affiliates that:

(i)         it is not a retail client in the EEA (as defined in the PI Rules);

(ii)        whether or not subject to the PI Rules, it will not sell or offer the Securities to retail clients in the EEA or communicate (including the distribution of the Prospectus or the Prospectus Supplement) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that is likely to be received by a retail client in the EEA (in each case within the meaning of the PI Rules), in any such case other than (i) in relation to any sale of or offer to sell the Securities (or any beneficial interests therein) to a retail client in or resident in the UK, in circumstances that do not and will not give rise to a contravention of PI Rules by any person and/or (ii) in relation to any sale of or offer to sell the Securities (or any beneficial interests therein) to a retail client in any EEA member state other than the UK, where (a) it has conducted an assessment and concluded that the relevant retail client understands the risks of an investment in the Securities (or such beneficial interests therein) and is able to bear the potential losses involved in an investment in the Securities (or such beneficial interests therein) and (b) it has at all times acted in relation to such sale or offer in compliance with the Markets in Financial Securities Directive (2004/39/EC) ("MiFID") to the extent it applies to it or, to the extent MiFID does not apply to it, in a manner which would be in compliance with MiFID if it were to apply to it; and

(iii)       it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) any such laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company and/or the Underwriters the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC ("IMD"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (the "PRIIPs Regulation") for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in the Member State.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Notes to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and Middle East and North Africa. With assets of US$2,416bn at 31 March 2017, HSBC is one of the world's largest banking and financial services organisations.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Irene Lee†, John Lipsky†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 16 May 2017